*


John E. Lux, Esq.

Lux Law, pa


1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
john.lux@securities-law.info

October 5. 2018

Susan Bloch
Attorney
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re: B2Digital, Incorporated Offering Statement on Form 1-A Filed August 21, 2018 File No. 024-10888

Dear Attorney Bloch:

On behalf of B2Digital, Incorporated (the "Company"), we respond as follows to the Staff's comment letter, dated September 17, 2018, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

Form 1-A filed on August 21, 2018 Cover Page

1. *We note the statement that "The minimum purchase requirement per investor is 200,000 Offered Shares ($800)." Please confirm the $800 minimum in parentheses given that you are offering the shares for $0.01. Please also confirm the figures in the table on the cover page, which indicates a price to the public of $0.001.*

This section has been amended to read as follows:

The minimum purchase requirement per investor is 100,000 Offered Shares ($1,000); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

2. *We note your disclosure on the cover page that the Company may issue the Securities for cash, promissory notes, services, and other consideration and that "If securities are not sold for cash, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made." If applicable, please balance your disclosure under "Use of Proceeds," to include this information. Please clarify what would constitute "an accepted standard" and how you will determine whether the valuation of the non-cash consideration was "reasonable" at the time made.*

This section has been deleted.

3. *Please also clarify whether the following statement on page 20 would continue to hold true if you issue securities for consideration other than cash: "The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve (12) months, based on the successful completion of the entire offering amount, even after considering the costs associated with becoming a public reporting company." Explain how much cash consideration you would need to receive in order to satisfy your cash requirements for the next 12 months.*

***FISMA & OMB Memorandum M-07-16

Page 2

The securities will be sold only for cash.

4. *We note that your officers and directors also hold Series A Preferred Stock, which are entitled to 240 votes for each share. Please describe your capital structure, including the different authorized classes of common stock, in the prospectus summary and risk factors sections. Disclose the number of votes per share to which each class of common stock is entitled and the effective voting power of your officers and directors.*

In the offering circular summary, the following information has been added:

Voting Control
Assuming all shares offered hereby are sold, the officers and directors of rhe Company will control 39.51% all stockholder votes.

In the risk factors section, in this section" ***Because directors and officers currently and for the foreseeable future will continue to control B2Digital, Incorporated, it is not likely that you will be able to elect directors or have any say in the policies of B2Digital, Incorporated.***" the following has been added:

Even if all shares offered hereby are sold, the current officers and directors will control 39.51 percent of all shareholder votes, see "Principal Shareholders."

The following table of voting rights has been added:

VOTING RIGHTS OF PRINCIPAL STOCKHOLDERS
———

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of May 22, 2018 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock. The percentage of beneficial ownership in the table below is based on 331,533,444 shares of common stock deemed to be outstanding as of May 31, 2018.

Name and Address	Shares of Series A Preferred Stock Owned	Shares of Common Stock Owned	Total Votes from Preferred and Common Stock Outstanding on June 30, 2018	Percentage of Total Votes Assuming All Shares Offered are Sold (1)
Paul D. H. LaBarre *** (1)	850,000	59,191,494	263,191,494	16.04%
B2 Management Group, LLC 4522 West Village Drive, Suite 215, Tampa, Florida 33624 (1)(2)(3)	850,000	153,000,000	357,000,000	21.76
Emry Capital, Inc.	0	30,000,000	30,000,000	1.83
Andrew Georgens (3)	100,000	1,022,880	25,022,280	1.53
Hugh Darryl Metz (3)	0	3,000,000	3,000,000	0.18
Robert Russell	200,000	4,000,000	40,000,000	3.17
Total Principal Stockholders	2,000,000	250,214,374	730,214,374	44.51
Total Officers and Directors	1,800,000	215,215,374	660,214,374	39.51

(1) Total Common Shares will be 1,641,533,444 if 100% of the Offering is Sold
(2) B2 Management Group LLC is owned and controlled by Mr. Greg P. Bell, the Company's Chairman and Chief Executive Officer.
(3) Mr. Bell, who controls B2 Management Group, LLC is a director. Messrs. LaBarre, Georgens and Metz are directors.

Page 3

In addition to the Common Stock, the Company has authorized a total of 50,000,000 shares of preferred stock, currently designated as Series A Convertible Preferred Stock and Series B Convertible Preferred Stock ("Series B Preferred Stock"). 2,000,000 shares of Series A Preferred Stock are currently issued and outstanding. The Series A Preferred Stock votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder.

Risk Factors, page 6

5. *We note the risk factors titled "A reverse stock split may decrease the liquidity of the shares…" and "Following a reverse stock split…" Please clarify whether you are contemplating a reverse stock split at this time.*

The Company is not contemplating a reverse split and this risk factor has been deleted.

Use of Proceeds, page 14

6. *We note that some of the calculations in this section presume that the total proceeds will be $12 million if you sell all shares being offered. We also note the statement on page 37 that you are "offering up to $12,000,000 total of Securities." This offering statement registers an offering by the company of 800 million shares at $0.01 per share for total maximum proceeds of $8 million. Please reconcile or explain.*

The use of proceeds tables have been amended to reflect $6 million of gross proceeds.

7. *We note one of the uses of proceeds is listed as acquisition of Fight Group. Please expand your disclosure to clarify if this is related to a particular business you plan to acquire. Refer to Instruction 7 to Item 6 of Form 1-A. Please also explain if other material funds may be needed in conjunction with this acquisition. Refer to Instruction 5 to Item 6 of Form 1-A.*

This is not a particular business. The Company intends to expand by acquiring local fight groups. These are generally small businesses and the impact of any one fight group is not material to the entire Company. Please see the terms of the acquisitions given in Note 3 of the financial statements.

The following has been added to the Use of Proceeds section:

We intend to expand by acquiring local fight groups. Generally, we pay a portion of their purchase price in cash which represents an amount close to the value of their net assets plus a portion of the purchase price in stock which represents three to four times the value of their net assets.

With regard to additional funds, the following has been added to the Use of Proceeds section:

We do not expect to use material amounts of other funds in conjunction with the proceeds.

Dilution, page 16

8. *Please explain why you have used a "Price to the public charged for each share in this offering" of $0.0040 when the offering price is $0.01. Please also confirm if you have used proceeds of $8 million in the calculations in this section.*

The dilution table has been amended to correct the offering price.

Page 4

<u>*Distribution, page 17*</u>

9.   *Please explain here that the offering in being conducted on a "best-efforts" basis and that your officers are relying upon Rule 3a4-1 under the Securities Exchange Act of 1934, as you disclose on the cover page. In this regard, we note that each of your officers are selling shareholders and that one of the selling shareholders is B2 Management Group LLC, which is owned and controlled by Mr. Greg P. Bell, the Company's Chairman and Chief Executive Officer.*

The list of selling shareholders has changed. The new list is as follows and does not include any officers, directors or principal shareholders:

Please disclose how investors would know if they are purchasing shares directly from the company or from the officers as selling shareholders.

The following has been added:

In allocating subscriptions, the Company will first sell all of the shares offered by the Company before selling shares offered by selling shareholders.

Please explain how the officers will comply with Rule 3a4-1, such as subparagraph (a)(4)(iii).

The following has been added to the offering statement:

Mr. Bell will assist the Company in selling shares in this offering. He will restrict his participation to any one or more of the following activities: (1) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser, or (2) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, provided, however, that the content of such responses are limited to information contained in this offering document.

In addition, please revise the selling shareholder table on page 19 to indicate Mr. Bell's involvement with B2 Management Group and to note which of the selling shareholders are also officers or directors of the company.

As neither Mr. Bell nor B2 Management Group is a selling shareholder, this has been omitted.

Finally, please clarify whether you will involve underwriters given that footnote 4 to the table on the cover page references "estimated total offering expenses, including underwriting discount and commissions" and your statement on page 17 that "The initial public offering price was determined by negotiation between us and the Underwriter."

As no underwriter will be selling stock in this offering, these references to underwriters have been omitted.

The reference on footnote 4 of the cover page to "estimated total offering expenses, including underwriting discount and commissions" has been revised to read "estimated offering expenses" and delete the reference to underwriting discount and commissions."

The statement on page 17 that "The initial public offering price was determined by negotiation between us and the Underwriter." has been omitted.

<u>*Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20*</u>

10.   *Please provide a discussion on results of operations for each year and interim period for which financial statements are required, as well as a discussion of liquidity and capital resources. Refer to Item 9(a) and (b) to Part II of Form 1-A.*

The section on Management's Discussion and Analysis has been so amended.

Page 5

Business, page 23

11.   *We note your disclosure here and in the summary section that you are in the process of developing and acquiring companies to become a vertically integrated live event sports company. Please briefly expand to clarify what stage in your planned development process you are currently in, and how you are currently generating revenue. Please also briefly explain how the completed acquisitions you list relate to your current and planned business operations.*

Please note the following in the section on Expansion by Acquisition:

The goodwill of each of these companies is substantial and intangible as the key assets are the brands, relationships with the athletes by the operator and past success in each marketplace. IN regards to the licenses to hold LIVE events since these are more based on the intangible experience of the business and not expensive to acquire and can be cancelled by the state if the business violates any of the regulations we chose to put them into goodwill.

Accountants' Compilation Report, page F-2

12.   *Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountants' compilation report.*

The accountant's compilation report has been removed.

Note 3: Business Acquisitions, page F-18

13.   *We note that you allocated a significant portion of the purchase prices to goodwill. We also note per page 23 that two of the purchased entities own licenses to hold live events. Please tell us your consideration of allocating a portion of the purchase price to licenses, a definite lived intangible, pursuant to ASC 350.*

Please note the information in the section entitled "Expansion by Acquisition" including the following:

We intend to expand by acquiring local fight groups. Generally, we pay a portion of their purchase price in cash which represents an amount close to the value of their net assets plus a portion of the purchase price in stock which represents three to four times the value of their net assets. Any excess of the purchase price over the fair value of the assets is recorded as goodwill. The revenues and profits from these acquired local fight groups is substantial in relation to their assets, including licenses.

Page 6

Signatures

14.   Please also include signatures for a majority of your board of directors. Refer to Instructions to Signatures on Form 1-A.

The signatures have been so revised and now include all of the directors.

Other

The Company hereby acknowledges:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E . Lux

John E. Lux